Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in millions, except for ratio amounts)

(Unaudited)

		Successor			Predecessor
	Nine Months Ended September 30, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Period from Acquisition (May 26, 2010) to December 31, 2010	Period from January 1, 2010 to May 25, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Fixed charges:
Interest expense, net	119	122	103	$48	$35	$78	$63
Capitalized interest	—	1	1	1	1	2	3
Interest charges included in rental expense (c)	3	2	2	1	—	1	—
Distribution to the Series A Preferred Units	5	8	8	4	2	4	—
Accrection of the Series A Preferred Units	—	2	—	—	—	—	—

Total fixed charges (a)	$127	$135	$114	$54	$38	$85	$66

Earnings:
Income (loss) from continuing operations before income taxes	23	34	74	$(4)	$(5)	$142	$87
Less:
Income from unconsolidated affiliates	103	105	120	54	16	8	—
Capitalized interest	—	1	1	1	1	2	3
Noncontrolling interest	4	2	2	—	—	—	—
Add:
Distributed income from unconsolidated affiliates	108	121	119	57	12	8	—
Fixed charges	127	135	114	54	38	85	66
Amortization of capitalized interest	1	—	1	—	1	—	—

Total earnings available for fixed charges (b)	$152	$182	$185	$52	$29	$225	$150

Ratio of earnings to fixed charges (b)/(a) (1)	1.20	1.35	1.63	—	—	2.66	2.29
(1) Earnings were insufficient to cover fixed charges by:	$—	$—	$—	$2	$9	$—	$—

(c)	Amount approximates reasonable interest expense included within operating lease payments.